Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

January 17, 2011

By Fax and Edgar

II. Christopher Owings
Assistant Director
Securities and Exchange Commission
Fax:         202-772-9349

Re: Top Gear, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 22, 2010
File No. 333-168066

Dear Mr. Owings:

Top Gear, Inc. (“Top Gear”) acknowledges receipt of the letter dated January 5, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fifth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Top Gear is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Management’s Discussion and Analysis or Plan of Operation, page 23

Activities to Date, page 23

1.
We note your statement on page 24 that you expect to complete the design of “[y]our graphic/web design materials for use as part of [y]our advertising and promotional materials and expect to complete the design by the end of the fourth quarter of 2010.”  We note your statement on page 24 that “[i]n the fourth quarter of 2010, [you] hope to complete the design of the marketing materials that [y]our sales representatives will use.”  Please update this section to discuss the current status of these plans as the end of the fourth quarter of 2010.

Response:  Revised.  We have updated the Activities to Date on page 23 of the document to reflect the current status of these plans as of the end of the fourth quarter of 2010.  Please see the Fifth Amended Draft.

Directors, Executive Officers, Promoters and Control Persons, page 42

Code of Ethics, page 43

2.	We note your statement that you plan to implement a code of ethics in the fourth quarter of 2010. Please update the discussion to detail whether you have implemented a code of ethics.

Response:  Revised. We have revised page 43 of the document and have attached a copy of the code of ethics that has been adopted by our Board of Directors as Exhibit 14.1 to the document.  Please see the Fifth Amended Draft.

Security Ownership of Certain Beneficial Owners and Management, page 45

3.	Please update the beneficial ownership table as of the most recent practicable date. Please see Item 403 of Regulation S-K.

Response:  Revised.  We have revised as of the date of the beneficial ownership table on page 45 from November 2010 to January 10, 2011 to reflect the most recent practicable.  There has been no change in the beneficial ownership of the Company since November 2010.  Please see the Fifth Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact tel: 1-800-878-5756.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Sincerely,

Omri Amos Shalom, President
Top Gear, Inc.

VIA EDGAR
cc:         Angie Kim, Staff Attorney